Exhibit 99.1

Bitauto Holdings Limited Announces Shareholder Resolutions

Adopted at 2011 Annual General Meeting

Beijing, China, November 8, 2011 – Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced the shareholder resolutions adopted at its annual general meeting of shareholders held in Beijing today.

Bitauto’s shareholders adopted the following resolutions as special resolutions proposed by the Company:

THAT the existing Amended and Restated Memorandum of Association and Articles of Association of the Company be and are hereby replaced in its entirety with a second Amended and Restated Memorandum of Association and a third Amended and Restated Articles of Association.

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

About Bitauto Holdings Limited

Bitauto Holdings Limited is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

Bitauto Holdings Limited’s ADSs, of which each represents one ordinary share, are currently trading on the New York Stock Exchange under the symbol “BITA.” For more information about Bitauto Holdings Limited, please visit ir.bitauto.com.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel:+86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel:+86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel:+1-212-333-3810

bitauto@brunswickgroup.com